Exhibit 8.1

JIADE LIMITED

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation

JIADEZHIGAO LIMITED	Hong Kong

Shenzhen Kebiao Technology Co., Ltd.	PRC

WISMASS INTERNATIONAL HOLDINGS LIMITED	Hong Kong

Sichuan Jiade Zhigao Technology Co., Ltd.	PRC

Sichuan Kebiao Technology Co., Ltd.	PRC

Sichuan Kunyuan Safety Technology Services Co., Ltd.	PRC

Sichuan Jiazhi Taizhang Safety Technology Co., Ltd.	PRC

HK Yifu International Limited	Hong Kong